This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of 1933
in connection with
Registration No. 333-105017

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 7, 2003

A MINIMUM OF 1,000,000 AND UP TO 10,000,000 UNITS
OF LIMITED LIABILITY COMPANY INTEREST
VESTIN FUND III, LLC

     We will invest in and operate multifamily, assisted living, office, industrial and retail property and other income producing properties. We will also invest in mortgage loans where our collateral is real property.

     We are offering and selling to the public a minimum of 1,000,000 and up to a maximum of 10,000,000 units for $10.00 per unit.

			EXPENSE	PROCEEDS TO RE
	PRICE TO PUBLIC	SELLING COMMISSIONS	REIMBURSEMENT(1)	INVESTMENTS III

Per Unit Total	$10.00	$1.00	$0	$9.00
Total Minimum	$10,000,000	$1,000,000	$250,000	$8,750,000
Total Maximum	$100,000,000	$10,000,000	$2,500,000	$87,500,000

(1)     Units will be sold by Vestin Mortgage, Inc. (doing business as Vestin, “Vestin Mortgage”), where permitted, and by Vestin Capital, Inc., an affiliate of Vestin Mortgage, and by selected securities dealers. A commission of 10% will be paid with respect to any units sold by selected dealers. Of this amount, 3% shall be retained by Vestin Capital as a dealer manager fee, a portion of which may be deferred. The dealer effecting the sale may receive the remaining 7% either at the time the sale is effected or 3% at the time the sale is effected plus 1% each year for each of the next four year; provided that the member has not withdrawn from the Fund. Vestin Capital will receive 0.5% for reimbursement of its expenses for diligence. No commissions will be paid on sales by Vestin Mortgage. All expenses related to this Offering, including expenses incurred in connection with the offer and sale of units under our distribution reinvestment plan, will be advanced by Vestin Mortgage and will be reimbursed by us for up to 2% of the gross proceeds received in this Offering. At Vestin Mortgage’s election, it may receive units in lieu of cash reimbursement. We will invest not less than 87% of the gross proceeds of the Offering.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. The most significant risks to your investment include:

•	We were recently organized, have no operating history and lack external financing sources.

•	There is no public trading market for your units and we do not intend to list the units on any national exchange or on Nasdaq. Accordingly your units will lack liquidity.

•	You may not transfer your units without Vestin Mortgage’s consent and without compliance with Federal and state securities laws.

•	The right to redeem your units is restricted by, among other things, a holding period, available cash flow and the number of redemption requests.

•	We rely on Vestin Mortgage to manage our operations, determine our investment guidelines and select our loans and real property for investment. Vestin Mortgage has not previously been engaged in the business of direct investment in real property.

•	As we will invest in unspecified mortgage loans and real property you will not be able to evaluate the terms of mortgages, or other factors involved in a particular loan or the terms of acquisitions of real property.

•	We may experience a greater risk of default on our loans because of our expedient loan approval process and more lenient underwriting standards.

•	We may enter into a financing arrangements, the terms of which may reduce your distributions.

•	Vestin Mortgage will receive substantial fees from borrowers based on the volume and size of mortgages selected for us. Such fees are not shared with us. Additionally, a conflict will arise when Vestin Mortgage decides whether to charge borrowers higher interest rates or obtain higher fees and when Vestin Mortgage determines our advisory and property management fees.

•	If we do not remain qualified as a partnership for Federal income tax purposes, we would be subject to the payment of tax on our income at corporate rates, which would reduce the amount of funds available for distribution.

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON PAGE 14.

     You must purchase at least 100 units for $1,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement. Initially, your money will be placed in an escrow account with U.S. Bank National Association. The escrow will end upon the earlier of our sale of a minimum of 1,000,000 units or November 7, 2004. If we do not sell 1,000,000 units and receive proceeds of $10,000,000 on or before November 7, 2004, US Bank will promptly return your entire capital contribution with interest earned and without any deductions for expenses. If we sell the minimum on or before November 7, 2004, we will continue to sell up to 10,000,000 units. We will terminate the Offering on November 7, 2005 unless we request an extension.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

December 9, 2003

INDEX TO FINANCIAL STATEMENTS

VESTIN GROUP, INC. AND SUBSIDIARIES

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

September 30, 2003

(Unaudited)

ASSETS
Cash	$2,638,498
Accounts receivable	2,872,672
Interest receivable	9,565
Due from related parties	3,836,907
Notes receivable	400,000
Note receivable — related party	87,964
Income taxes receivable	64,781
Investments in real estate held for sale	7,274,614
Investments in mortgage loans on real estate, net of allowance of $250,000	1,569,000
Other investments — related parties	2,353,775
Other assets	589,317
Property and equipment, net	741,936

Total assets	$22,439,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$2,391,952
Dividend payable	74,817
Deferred income	3,306,250
Notes payable — related party	2,703,791
Notes payable	1,474,654

Total liabilities	9,951,464

Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 897,800 shares issued and outstanding	90
Common stock, $.0001 par value; 100 million shares authorized 5,328,340 shares issued and 5,226,340 shares outstanding	532
Treasury stock, 102,000 shares	(318,104)
Additional paid-in capital	9,535,112
Retained earnings	3,269,935

Total stockholders’ equity	12,487,565

Total liabilities and stockholders’ equity	$22,439,029

     The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited)

	For the three months ended		For the nine months ended

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Revenues
Loan placement and related fees	$3,000,850	$8,378,332	$15,397,362	$21,726,133
Interest income	133,147	149,156	500,745	391,656
Other revenue	385,657	297,091	1,184,507	594,716

Total revenues	3,519,654	8,824,579	17,082,614	22,712,505

Expenses
Sales and marketing expenses	1,743,902	2,192,694	7,378,684	6,260,396
General and administrative expenses	3,237,067	3,344,235	10,171,400	8,621,927
Valuation loss on real estate held for sale	—	—	1,287,883	—
Bad debt expense	—	—	715,301	—
Capital Contribution to Vestin Fund I	—	—	1,600,000	—
Interest expenses	24,453	20,479	224,403	461,070

Total expenses	5,005,422	5,557,408	21,377,671	15,343,393
Income (loss) from continuing operations before provision (benefit) for income taxes	(1,485,768)	3,267,171	(4,295,057)	7,369,112
Provision (benefit) for income taxes	(505,161)	1,110,838	(1,460,319)	2,505,498

NET INCOME (LOSS)	(980,607)	2,156,333	(2,834,738)	4,863,614
Preferred stock dividend	(224,450)	(234,450)	(676,628)	(703,350)

Net income (loss) applicable to common shareholders	$(1,205,057)	$1,921,883	$(3,511,366)	$4,160,264

Earnings (loss) per common share — Basic	$(0.23)	$0.36	$(0.66)	$0.77

Earnings (loss) per common share — Diluted	$(0.23)	$0.23	$(0.66)	$0.48

Weighted average number of common shares outstanding — Basic	5,309,308	5,342,816	5,322,132	5,427,291

Weighted average number of common shares outstanding — Diluted	5,309,308	8,519,148	5,322,132	8,601,452

     The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the nine months ended September 30, 2003

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock		Additional
							Paid-in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total

Balance at January 1, 2003	907,800	$91	5,324,340	$532	—	$—	$8,922,885	$7,420,672	$16,344,180
Dividends paid on preferred stock	—	—	—	—	—	—	—	(676,628)	(676,628)
Dividends paid on common stock	—	—	—	—	—	—	—	(639,371)	(639,371)
Expenses related to the issuance of warrants	—	—	—	—	—	—	696,227	—	696,227
Treasury stock acquired	—	—	—	—	(102,000)	(318,104)	—	—	(318,104)
Common stock options exercised	—	—	4,000	—	—	—	15,999	—	15,999
Redemption of preferred stock	(10,000)	(1)	—	—	—	—	(99,999)	—	(100,000)
Net loss	—	—	—	—	—	—	—	(2,834,738)	(2,834,738)

Balance at September 30, 2003	897,800	$90	5,328,340	$532	(102,000)	$(318,104)	$9,535,112	$3,269,935	$12,487,565

     The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended

	September 30, 2003	September 30, 2002

Cash flow from operating activities:
Net income (loss)	$(2,834,738)	$4,863,614
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	115,731	77,420
Stock based compensation	—	742,033
Net loss from sale of investment in real estate held for sale	—	(168,889)
Loss on investment in marketable securities	—	253,427
Loss on other investments	—	403,500
Loss related to capital contribution to Fund I	1,600,000	—
Expenses related to warrants granted	696,227	—
Provision for loan losses	170,000	—
Bad debt expense	715,301	—
Valuation loss on real estate held for sale	1,287,883	—
Changes in operating assets and liabilities:
Accounts receivable	1,275,770	(839,386)
Interest receivable	103,788	(9,351)
Shareholder receivable	—	351,899
Other assets	81,682	31,987
Income taxes receivable	(64,781)	—
Due from related parties	(2,596,743)	(1,038,312)
Accounts payable and accrued expenses	422,573	58,224
Deferred Income	3,306,250	—
Dividend payable	(833)	(34,174)
Income taxes payable	(1,395,538)	774,216

Net cash provided by operating activities	2,882,572	5,466,208

Cash flows from investing activities:
Purchase of property and equipment	(138,556)	(140,889)
Cash advanced on notes receivable	—	(144,500)
Principal payments received on notes receivable	30,000	1,060,499
Principal payments received on notes receivable — related party	—	69,999
Net purchase of investment in marketable securities	—	(180,551)
Purchase of investments in mortgage loans on real estate from Fund II	(2,000,000)	(4,700,855)
Proceeds from sale of investments in mortgage loans on real estate to Fund II	9,297,925	10,000,000
Net sale (purchase) of other investments — related party	(253,775)	—
Purchase of investments in mortgage loans on real estate (net of sales)	(239,815)	(13,525,702)
Purchase of investment in real estate held for sale	(1,100,000)	(111,371)
Proceeds from sale of investment in mortgage loans on real estate	—	4,717,000

Net cash provided by investing activities	5,595,779	(2,956,370)

     The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Unaudited)
(Continued)

	For the nine months ended

	September 30, 2003	September 30, 2002

Cash flows from financing activities:
Advance on line of credit	$—	$4,700,000
Payments on notes payable	—	(5,058,982)
Payments on lines of credit	(7,000,000)	—
Payment of notes payable — related party	(723,763)	—
Proceeds from notes payable	1,078,997	—
Common stock options exercised	15,999	—
Payment of dividend on preferred stock	(676,628)	(703,350)
Payment of dividend on common stock	(639,371)	(1,304,649)
Redemption of preferred stock	(100,000)	—
Purchase of treasury stock	(318,104)	(2,478,227)

Net cash used in financing activities	(8,362,870)	(4,845,208)

NET INCREASE (DECREASE) IN CASH	115,481	(2,335,370)
Cash at beginning of period	2,523,017	3,776,682

Cash at end of period	$2,638,498	$1,441,312

Supplemental cash flow information:
Cash paid for federal income taxes	$—	$2,221,360

Cash paid for interest	$224,403	$738,728

Noncash investing and financing activities:
Dividends declared on preferred stock	$74,817	$78,150

Notes payable assumed through foreclosure	$244,654	$2,641,428

Notes payable- related parties assumed through foreclosure	$802,363	$—

Note payable related to capital contribution to Fund I	$723,763	$—

In substance receipt of amounts due from Fund I related to capital contribution in Fund I	$876,237	$—

Investments in real estate held for sale acquired through foreclosure	$1,094,914	$6,470,052

Investment in real estate held for sale acquired for investments in mortgage loans on real estate	$478,829	$—

     The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

Vestin Group, Inc. (“Vestin” or “the Company”) conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing three publicly held funds, Vestin Fund I, LLC (“Fund I”), Vestin Fund II, LLC (“Fund II”), Vestin Fund III, LLC (“Fund III”) and an entity owned by the Company’s Chief Executive Officer, inVestin Nevada, Inc. (“inVestin”), which invest in mortgage loans. Vestin Mortgage as manager of Fund I, Fund II, Fund III and inVestin will be referred to as “Manager.”

The interim consolidated financial statements present the balance sheet, statements of income, stockholders’ equity and cash flows of Vestin Group, Inc. and its subsidiaries. All significant intercompany balances have been eliminated in consolidation.

The interim consolidated financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of September 30, 2003 and the results of operations and cash flows presented herein have been included in the consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The accompanying consolidated financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB/A-2 for the year ended December 31, 2002 of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year presentation.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue primarily from loan placement fees, loan servicing fees and extension fees. Loan placement fees are recorded as revenue at the close of escrow and reduced by direct loan placement costs on loans which the Company has not recorded as investments in mortgage loans on its financial statements. Typically, deeds of trust related to loans placed are initially in the Company’s name to facilitate the loan placement process. Upon arranging a funding source for such loans, the deeds of trust are assigned to the respective investor (i.e., individual investors, Fund I, and Fund II). Loan servicing fees are recorded as revenue when such services are rendered. Servicing fees represent the interest spread between what is paid to the investor and what the borrower pays for the use of the money, which can vary from loan to loan. Servicing costs approximate servicing fees and therefore, the Company has not recognized a servicing asset or liability. Extension fees are generally recorded as revenue at the extension grant date.

Interest income on investments in mortgage loans on real estate is accrued by the effective interest method. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Investments in Real Estate Held for Sale

Investments in real estate held for sale includes real estate acquired through foreclosure and are carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments, either through payments or decrease of an interest reserve, with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Company’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Income taxes

The Company accounts for its income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans covering the majority of its employees, a plan covering the Company’s Board of Directors, and plans related to employment contracts with certain Executive Officers of the Company. The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB 25”). Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

The Company applies APB 25 in accounting for stock options issued to employees. Under APB 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions SFAS 123 to stock-based employee compensation:

	For the nine months ended

	September 30,	September 30,
	2003	2002

Net income (loss), as reported	$(2,834,738)	$4,863,614
Add: Stock-based compensation expense included in reported income (loss), net of related tax effects	459,510	459,509
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,176,684)	(567,306)

Pro forma net income (loss)	$(3,551,912)	$4,755,817

Net income (loss) per common share Basic income (loss), as reported	$(0.66)	$0.77

Basic income (loss), pro forma	$(0.79)	$0.75

Diluted income (loss), as reported	$(0.66)	$0.48

Diluted income (loss), pro forma	$(0.79)	$0.47

As required, the pro forma disclosures above include options granted since January 1, 1995. Consequently, the effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company has determined that it will not adopt SFAS No. 123 to account for employee stock options using the fair value method.

NOTE 4 — RELATED PARTY TRANSACTIONS

Notes receivable – In 2000, we loaned Donovan Jacobs, one of our employees, approximately $251,000 to enable him to operate, develop and grow a California real estate loan fund. We do not have any affiliations with the California real estate loan fund. The loan is unsecured but is a full recourse loan to Mr. Jacobs. The interest rate of 10% is payable on a semi-annual basis and the principal is due on the maturity date of April 19, 2004. As of September 30, 2003, the balance on this note was approximately $88,000.

Due from related parties approximating $3,836,907 as of September 30, 2003 are comprised of the following:

Amounts due from Fund I totaling $493,167 relate to management fees, earnings on units in Fund I, and reimbursable expenses. Amounts due from Fund I bear no interest and are due on demand.

Amounts due from Fund II totaling $2,870,442 relate to management fees, earnings on units in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Amounts due from the Company’s Chief Executive Officer or Companies wholly owned by him totaling approximately $473,298 relate to various advances made, primarily related to litigation expenses. Such advances bear no interest and are due on demand.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Other investments – related parties consists of the Company’s investments in units of Fund I, Fund II and Fund III totaling $1.0 million, $1.1 million and $0.3 million, respectively, as of September 30, 2003.

During the three and nine months ended September 30, 2003, the Company incurred expenses of approximately $141,000 and $670,000, respectively, for legal fees to Berkley, Gordon, Levine, Goldstein & Garfinkel, LLP, and Levine, Garfinkel & Katz, LLP, law firms in which the Executive Vice President of Legal and Corporate Affairs of the Company has or had an equity ownership interest.

The Company’s President and Tax Manager are equity owners in L.L. Bradford & Company, LLC, Certified Public Accounting firm (“L.L. Bradford”). For the three and nine months ended September 30, 2003, approximately $84,000 and $180,000, respectively, was paid to L.L. Bradford for services provided to the Company. During the three and nine months ended September 30, 2003, L.L. Bradford also assisted in the preparation of the Company’s financial reports and provided bookkeeping services at no charge to the Company.

For the three-month periods ended September 30, 2003 and 2002, the Company recorded revenues of approximately $20,000 and $30,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. For the nine-month periods ended September 30, 2003 and 2002, the Company recorded revenues of approximately $72,000 and $94,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. Vestin Mortgage, as the Manager, is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund I. During the three-month periods ended September 30, 2003 and 2002, Vestin Mortgage recorded management fees from Fund I of approximately $64,000 and $62,000, respectively. During the nine-month periods ended September 30, 2003 and 2002, Vestin Mortgage recorded management fees from Fund I of approximately $190,000 and $187,000, respectively.

For the three-month periods ended September 30, 2003 and 2002, the Company recorded revenues of approximately $25,000 and $33,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. For the nine-month periods ended September 30, 2003 and 2002, the Company recorded revenues of approximately $94,000 and $102,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. Vestin Mortgage as the Manager is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund II. During the three-month periods ended September 30, 2003 and 2002, Vestin Mortgage recorded management fees from Fund II approximating $253,000 and $162,000, respectively. During the nine-month periods ended September 30, 2003 and 2002, Vestin Mortgage recorded management fees from Fund II approximating $696,000 and $399,000, respectively.

During the three month period ended September 30, 2003, the Company sold $0 loans to Fund II pursuant to the terms of the Operating Agreements of the Funds which permits the Funds to acquire loans from the Company if the loans were acquired to facilitate their acquisition by the Funds and provided that the price paid by the Funds is no greater than the Company’s cost. For the nine months ended September 30, 2003, the Company sold approximately $479,000 and $9.3 million in loans to Fund I and Fund II, respectively. During the three month period ended September 30, 2003, the Company purchased $0 in loans from Fund I or Fund II. For the nine-month period ended September 30, 2003, the Company purchased approximately $479,000 and $2.0 million in loans from Fund I and Fund II, respectively.

During the nine months ended September 30, 2003, the Company purchased real estate held for sale of $1.6 million from Vestin Fund I. No gain or loss was recorded by Fund I on this sale.

The Company relies primarily on Fund I and Fund II as funding sources for mortgage loans brokered. The Company placed approximately $50.8 million and $135.0 million in mortgage loans in the three-month periods ended September 30, 2003, and 2002, respectively. The Company placed approximately $203.4 million and $370.5 million in mortgage loans in the nine-month periods ended September 30, 2003, and 2002, respectively. These loans were primarily funded by Fund I and Fund II.

During the three and nine months ended September 30, 2003, the Company paid approximately $182,000 and $824,000, respectively, to C5, LLC, a company wholly owned by the Company’s Chief Executive Officer pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000).

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 — INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

As of September 30, 2003, all outstanding mortgage loans were current and performing according to their terms. No outstanding mortgage loans were past due with respect to payment of interest at September 30, 2003. See Note 6 for information with respect to properties acquired through foreclosure on certain defaulted mortgage loans. Management has evaluated the collectibility of the loans in foreclosure in light of the category and dollar amounts of such loans, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Due to economic uncertainties and historical loss experience, the Company’s management has established a reserve for inherent losses in the portfolio totaling $250,000 based on the Company’s policies and procedures regarding the valuation of its investments in mortgage loans on real estate as a long-term investment.

Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination and may be commissioned by the borrower. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

NOTE 6 — INVESTMENTS IN REAL ESTATE HELD FOR SALE

At September 30, 2003, the Company had various properties with a carrying value totaling $7.3 million, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Note 7. Such investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell, based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate acquired through foreclosure. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

		Adjusted

Description	% of ownership	Carrying value

Raw land in Utah	100%	$3,000,000
Raw land in Las Vegas, Nevada	100%	595,860
Raw land in Las Vegas, Nevada	100%	593,840
72-unit condominium project in Las Vegas, Nevada	83%	1,084,914
Residence in Las Vegas, Nevada	100%	2,000,000

Total		$7,274,614

NOTE 7 —NOTES PAYABLE

Notes payable totaling $1,474,654 as of September 30, 2003, consist of the following:

Promissory notes totaling $374,654 to various parties related to foreclosed real estate properties. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on these notes.

Promissory note to a financial institution totaling $1,100,000 related to a residential real estate property the Company had purchased from Fund I. The note is collateralized by the property, at an interest rate of 1.5% over the prime interest rate (4.0% at September 30, 2003) payable in monthly interest installments and is due on February 1, 2004.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 — NOTES PAYABLE – RELATED PARTY

Notes payable – related party totaling $2,703,791 as of September 30, 2003, consists of the following:

Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to an entity controlled by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to entities controlled by the Company’s Chief Executive Officer totaling $1,174,367 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Executive Officer totaling $541,901 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s President totaling $260,462 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

NOTE 9 – TREASURY STOCK

During the three months ended September 30, 2003, the Company acquired 102,000 shares of the Company’s common stock for a total value of approximately $318,000, which was held in treasury as of September 30, 2003.

NOTE 10 — DIVIDENDS PAYABLE

In September 2003, the Company declared a cash dividend to preferred stockholders of approximately $0.08 per share that was paid in October 2003.

NOTE 11 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share exclude the effects of dilution and are computed by dividing net income (loss) available to common shareholders adjusted for dividends to preferred shareholders by the weighted average amount of common stock outstanding for the periods. Diluted earnings (loss) per share reflect the potential dilution that may occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. During the three and nine months ended September 30, 2003, basic and diluted earnings per share included adjustments for dividends to preferred shareholders of $224,450 and $676,628, respectively. For the three and nine months ended September 30, 2003, options and warrants to purchase 2,506,190 and 2,280,175 shares, respectively, of common stock were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

NOTE 12 — CAPITAL CONTRIBUTION TO VESTIN FUND I

The Company elected to contribute capital of $1.6 million to Fund I in the form of an interest-bearing amortizing note of $723,763 and the forgiveness of an obligation due from Fund I in the amount of $876,237. The Company did not receive any additional units in Fund I in consideration of the capital contribution. The capital contribution increased the existing members’ capital accounts in Fund I to approximately $10 per unit. The amount of the contribution was charged to current operating results during the nine months ended September 30, 2003, as the Company did not receive additional units for the contribution. The note was paid in full as of September 30, 2003.

VESTIN GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 13 — NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities (“VIEs”). An entity is subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity’s activities’; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual returns of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return. The FASB has recently proposed to defer the adoption date for certain variable interest entities acquired prior to February 1, 2003 until interim and annual periods ending after December 15, 2003 and issued an Exposure Draft amending several of its provisions. The Company continues to evaluate its relationships and interest in entities that may be considered VIEs. The impact of adopting FIN 46 on the Financial Statements is still being reviewed.

NOTE 14 — LEGAL PROCEEDINGS

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest shareholder and CEO of Vestin Group, Inc., are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312.19 (which amount includes prejudgment interest and attorney’s fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. The bond was arranged by Michael Shustek and was posted without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification. All of the defendants held liable to Desert Land are planning to appeal the judgment.

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Company believes that it is not a party to, nor are any of its subsidiaries the subject of, any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

NOTE 15 — REDEMPTION LIMITATIONS OF FUND I AND FUND II

In order to comply with the operating agreements of Fund I and Fund II and Federal statutes, both Funds may redeem no more than 10% of the member’s capital in any calendar year. Beginning capital as of January 1, 2003 for Fund I and Fund II were $97.5 million and $315.0 million for calendar 2003, respectively. On June 17, 2003, Fund I discontinued accepting requests for the redemption of units for the 2003 calendar year. As of October 31, 2003, the total of redemptions made and redemptions requested and awaiting payment was $9.3 million for Fund I. All redemptions requests received after that date have been logged for redemption beginning in January 2004. As of October 31, 2003, requests to redeem approximately 866,000 units in 2004, approximately 554,000 units in 2005, and approximately 225,000 units in 2006 had been logged. On September 1, 2003, Fund II discontinued accepting requests for the redemption of units for the 2003 calendar year. As of September 1, 2003, the total of redemptions made and redemptions requested and awaiting payments was $26.3 million for Fund II. All redemption requests received after that date have been logged for redemption beginning in January 2004. As of October 31, 2003, requests to redeem 3.5 million units in 2004 and 538,000 units in 2005 had been logged.